Exhibit 99.6

Performance of Infosys for the Fourth Quarter and Year ended March 31, 2004
Nandan M. Nilekani Chief Executive Officer, President and Managing Director
S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director
© Infosys Technologies Limited 2003-2004

Safe Harbour
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2003 and on Form 6-K for the quarters ended June 30, 2003, September 30, 2003 and December 31,2003. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.
© Infosys Technologies Limited 2003-2004
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Infosys is a billion dollar company
© Infosys Technologies Limited 2003-2004
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Agenda
- Highlights - Financial Performance - Operational Performance - Client Acquisition & Expansion of Services - Human Resources - Capex and Infrastructure - Strategic Thrust Areas - Outlook for the Future - Summary
© Infosys Technologies Limited 2003-2004
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Highlights
- The Board of Directors recommended a bonus issue of shares in the ratio of 3:1 (three shares for every one share held)
- The Board of Directors recommended a final dividend of Rs.15 per share (300% on par value of Rs. 5 per share) for fiscal 2004 amounting to Rs. 99.96 crore
- The Board of Directors also recommended a one-time special dividend of Rs. 100 per share (2000% on par value of Rs. 5 per share) amounting to Rs. 666.41 crore
- Including the interim dividend of Rs.14.50 per share (290% on par value of Rs. 5 per share) amounting to Rs. 96.09 crore, the total dividend recommended for the year is Rs. 129.50 per share (2,590% on par value of Rs. 5 per share), amounting to Rs. 862.46 crore
- Proposed a change in the ratio of American Depositary Shares issued against equity shares from the existing two ADS per equity share to one ADS per one equity share
© Infosys Technologies Limited 2003-2004
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Financial Performance
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Highlights
Q4 FY 04 Q3 FY 04 FY 04
Indian GAAP
Y-O-Y Growth Income 31.1% 30.3% 33.3% PAT from ord. Activities 29.1% 28.9% 30.3%
US GAAP Y-O-Y Growth Revenues 40.1% 37.9% 41.0% Net income 44.6% 35.0% 38.7% New clients* 36 30 119 Repeat business 88.6% 92.1% 93.4% Headcount 25,634 23,209 25,634 * Non-Consolidated
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Highlights (Indian GAAP*-Quarterly)
(Rs. crore)
FY2004 FY2004 FY 2003 % growth over Q4 Q3 Q4 Q3 04 Q4 03 Income 1,349.45 1,257.01 1,029.67 7.3 31.1 S/w development expenses 707.09 656.70 534.27 7.7 32.3 Gross profit 642.36 600.31 495.40 7.0 29.7 S,G&A expenses 193.19 187.22 153.42 3.2 25.9
Operating profit 449.17 413.09 341.98 8.8 31.3 Depreciation 64.42 63.75 53.40 1.1 20.7 Operating profit after depreciation 384.75 349.34 288.58 10.1 33.3 Other income 1.82 46.46 27.16 (96.1) (93.3) Provision for investment 0.80 2.29 — (65.1) - PBT 385.77 393.51 315.74 (2.0) 22.2 Provision for tax 50.54 65.00 56.00 (22.2) (9.8) PAT from ordinary activities 335.23 328.51 259.74 2.1 29.1
* Consolidated
© Infosys Technologies Limited 2003-2004
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Highlights (Indian GAAP*-Annual)
(Rs. crore)
FY 2004 % FY 2003 % Growth %
Income 4,852.95 100.0 3,639.98 100.0 33.3 S/w development expenses 2,538.67 52.3 1,822.96 50.1 39.3 Gross profit 2,314.28 47.7 1,817.02 49.9 27.4 S,G&A expenses 720.09 14.8 547.40 15.0 31.6 Operating profit 1,594.19 32.9 1.269.62 34.9 25.6 Depreciation 236.73 4.9 190.34 5.2 24.4 Operating profit after depreciation 1,357.46 28.0 1,079.28 29.7 25.8 Other income 123.38 2.5 100.26 2.8 23.1 Provision for investments 9.67 0.2 23.77 0.7 (59.3) PBT 1,471.17 30.3 1.155.77 31.8 27.3 Provision for tax 227.54 4.7 201.00 5.5 13.2 PAT from ordinary activities 1,243.63 25.7 954.77 26.2 30.3
* Consolidated
© Infosys Technologies Limited 2003-2004
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Balance Sheet Summary*
(Rs. crore)
Mar 31, 2004 % Mar 31, 2003%
LIABILITIES
Shareholders’ funds 3,343.14 100 2,906.49 100 Total liabilities 3,343.14 100 2,906.49 100
ASSETS
Fixed assets 1,031.86 31 777.89 27 Investments 2.04 0 21.95 1 Deferred tax assets 39.97 136.8 1 1 Current assets Cash & equivalents 2,872.77 86 1,684.30 57 Accounts receivables 651.45 19 518.65 18 Other current assets 653.10 20 575.70 20 Less: Current liabilities (1,908.05) (57) (707.81) (24) Net current assets 2,269.27 68 2,070.84 71 Total assets 3,343.14 100 2,906.49 100
* Consolidated
© Infosys Technologies Limited 2003-2004
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Operational Performance
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Region wise Revenue %
FY2004 FY2004 FY2003 FY2004 FY 2003 Q4 Q3 Q4 North America 65.5 72.2 71.7 71.2 73.0 Europe 20.3 20.7 18.7 19.2 17.7 India 1.2 0.6 2.8 1.4 2.1 Rest of the world 13.0 6.5 6.8 8.2 7.2 Total 100.0 100.0 100.0 100.0 100.0
© Infosys Technologies Limited 2003-2004 Slide 12

Customer Concentration FY2004 FY2004 FY 2003 Q4 Q3 Q4
Top client contribution to revenues 6.5% 5.5% 6.1% Top 5 client contribution to revenues 23.3% 22.8% 24.2% Top 10 client contribution to revenues 37.1% 36.1% 37.0% Million dollar clients*(No’s) 131 130 115 Five-million dollar + clients*(No’s) 51 48 41 Ten-million dollar + clients*(No’s) 25 22 16 Twenty-million dollar + clients*(No’s) 12 10 9 Thirty-million dollar + clients*(No’s) 6 6 3 Forty-million dollar + clients*(No’s) 4 4 2 Fifty-million dollar + clients*(No’s) 3 2 - * LTM
© Infosys Technologies Limited 2003-2004 Slide 13

Client Acquisition & Expansion of Services
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Client Acquisition & Expansion of Services
! Client acquisitions during the quarter were 36
! The retail group saw the addition of a significant number of new corporations to its client portfolio.
! A leading consumer electronics retailer in the US chose Infosys to partner with it in its critical order-management and multi-channel integration initiatives
! Infosys also started working with a major apparel retailer, catering mostly to teenagers, to enhance its core merchandise operations
! A leading specialty retailer for children in the US is partnering with Infosys to enhance the company’s sales audit application
! Infosys was selected by a European based multinational retailer to create and sustain sales applications as well as purchase and invoicing systems for the company
! Infosys was selected to design and build a best-of-breed web-enabled client reporting solution for a leading software vendor
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Client Acquisition & Expansion of Services
! Infosys saw increased traction in the high-tech and manufacturing space, with the addition of leading corporations to its client list
! A leading international trade management solutions provider in the US chose Infosys to assist in the planning of its product development and global deployment
! Infosys is to partner in the design and development of the business service management platform of one of the leading infrastructure software product companies. This exercise is expected to help the company bring together the various parts of its existing product offerings
! The largest Australian based software product company chose Infosys to help them improve functionality and enhance their flagship product offering
! In the manufacturing industry, Infosys started working with a continental-Europe based steel manufacturer to upgrade its business critical SAP system. The upgrade will bring the manufacturer increased productivity, and enable it to reduce time-to-market in its production facilities
© Infosys Technologies Limited 2003-2004 Slide 16

Client Acquisition & Expansion of Services
! Automobile and Aerospace Industry
! A leading member airline of the One World Alliance from Asia Pacific has engaged Infosys to build an Internet Based Booking Engine.
! Infosys also partnered with a data analysis and visualization solutions provider in this space
! Financial services
! Infosys enhanced its presence in the financial services and insurance space by establishing a relationship with Australasia’s leading general insurance group. Infosys was chosen to advise on the re-engineering of its insurance system, as well as to provide high-impact business and technological solutions.
! Energy and Utilities
! Infosys is partnering with a solutions provider to improve and streamline the customer service systems of a large electric and gas utility company in North America
© Infosys Technologies Limited 2003-2004 Slide 17

Banking Products
! Infosys Banking Business Unit (BBU) made significant headway in several countries this quarter
! One of the premier banks headquartered in Thailand chose to deploy Finacle®.
! Infosys has also achieved breakthroughs in the Philippines and UAE, key markets in South East Asia and Middle East respectively.
! Two of the top banks in South Asia have chosen Finacle® for their operations worldwide
! As on March 31, 2004, the Finacle® footprint extends to 94 banks in 27 countries
© Infosys Technologies Limited 2003-2004 Slide 18

Human Resources
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Human Resources
! Consolidated employee strength at 25,634 as on March 31, 2004 up from 23,209 as on December 31, 2003
! Net addition of 2,425 employees during the quarter as compared to 3,052 during the quarter ended December 31, 2003 for Infosys and its subsidiaries
! Gross addition of employees during the quarter for Infosys and its subsidiaries was 3,169
! 23,860 software professionals as on March 31, 2004, up from 21,848 as on December 31, 2003
! Of these software professionals, 604 belong to the Banking Business Unit
© Infosys Technologies Limited 2003-2004 Slide 20

Capex and Infrastructure
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Capex and Infrastructure
! Capital expenditure of Rs. 217.48 crore was incurred during the quarter and Rs. 429.86 cr during the year
! As on March 31, 2004, the company had 40,46,250 sq.ft. of space capable of accommodating 22,730 seats and 21,98,000 sq.ft. under completion capable of accommodating 8,400 seats
© Infosys Technologies Limited 2003-2004 Slide 22

Strategic Thrust Areas
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Our Strategic Thrust Areas
! Create client delight in a rapidly changing environment
! Maintain lead in the evolution of Global Delivery Model
! Develop ‘Solutions’ to improve ROI on IT spend
! Integrate offerings from consulting to business operations
! Decentralize the organization to improve response to markets
! Attract / retain / develop global talent and competencies
© Infosys Technologies Limited 2003-2004 Slide 24

Key progress last quarter...
! Infosys Consulting Inc. for operational consulting at boardroom level
! Infosys Australia integrated with other businesses across Infosys
! Cross-functional initiatives launched to act on Strategic Thrust Areas
! New delivery models being piloted in select areas for further honing GDM
! Steady progress on sharpening of domain and technical competencies
© Infosys Technologies Limited 2003-2004 Slide 25

Outlook for the Future
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Indian GAAP
Quarter ending June 30, 2004 Infosys consolidated
! Income is projected to be between Rs. 1,363 crore and Rs. 1,371 crore; YoY growth of 25%
! Earnings per share is expected to be Rs. 50.4; YoY growth of 20% Fiscal year ending March 31, 2005 Infosys consolidated
! Income is projected to be between Rs. 5,994 crore and Rs. 6,041 crore; growth of 24%
! Earnings per share is expected to be Rs. 224; growth of 20%
© Infosys Technologies Limited 2003-2004 Slide 27

Summary
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Summary
! Successfully maintained our margins, despite the drop in price realization during the year and an appreciating rupee
! We continue to balance the cash required for growth with that of enhancing returns to the shareholders. Our special one-time dividend payment is a reflection of our focus in this direction
! Added and successfully assimilated over 11,900 employees (gross) during the year
! Our initiatives to enhance efficiency, to increase offshore effort, and also to create systems and processes to support rapid growth have been successful
! Strong desire among large corporations to leverage the offshore model. Our solutions and alliance strategy has evoked deep interest from our clients
© Infosys Technologies Limited 2003-2004 Slide 29

Summary
! We have made substantial investments to enhance our end-to-end capability and expand our global footprint to new markets like Australia and China
! Our investment in Infosys Consulting, Inc., will enable us to leverage our Global Delivery Model in the consulting space to offer better value to our clients
! Today, we have the required size, brand, compelling value proposition and ambition to build the next generation software services and consulting company
© Infosys Technologies Limited 2003-2004 Slide 30

Thank You
© Infosys Technologies Limited 2003-2004